PAUL HASTINGS

Vadim Avdeychik
(212)318-6054
vadimavdeychik@paulhastings.com

May 26, 2016

Ms. Anu Dubey
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC   20549

Re: Brookfield Real Assets Income Fund Inc. (the "Registrant" or the "Acquiring Fund")
        File No.: 811-23157

Dear Ms. Dubey:

        This letter responds to your comment communicated to the undersigned with respect to the Registration Statement on Form N-14 of the Registrant, which was filed with the Securities and Exchange Commission (the "Commission") on April 16, 2016 (SEC Accession No. 0001104659-16-121332), for the purpose of reorganizing each of Brookfield Mortgage Opportunity Income Fund Inc., Brookfield Total Return Fund Inc., and Brookfield High Income Fund Inc. (each a "Fund" and collectively, the "Funds") into Brookfield Real Assets Income Fund Inc. (the "Registration Statement").

        The Registrant's response to your comment is reflected below. We have restated the substance of your comment for ease of reference. Capitalized terms shall have the same meanings as in the Registration Statement, unless otherwise indicated.

Comment: You have asked us to explain the filing process we have used for the Registrant.

        Response: Section 8(a) of the Investment Company Act of 1940 (the "1940 Act") and the rules thereunder require investment companies to register, for the purposes of the 1940 Act, by filing with the Commission a notification of registration in such form as the Commission shall prescribe. The Commission has deemed that Form N-8A is the proper form for filing a notification of registration under Section 8(a) of the 1940 Act. Section 8(a) and Form N-8A state that an investment company shall be deemed registered upon receipt by the Commission of Form N-8A. In accordance with these requirements, on May 16, 2016, the Registrant filed Form N-8A with the Commission and became registered pursuant to Section 8(a) of the 1940 Act.

In addition to the aforementioned requirements, Section 8(b) of and Rule 8b-5 under the 1940 Act prescribe that every registered investment company shall file with the Commission a registration statement meeting the requirements of Section 8(b) within three months after filing of Form N-8A. Rule 8b-10 states that every registration statement shall be prepared in accordance with the form prescribed by the Commission, as in effect on the date of filing. In 1985, the Commission adopted Form N-14 as the form that should be filed in connection with a business combination transaction. Because the Registrant is engaged in the type of transaction contemplated under subparagraph (1) of General Instructions A to

Form N-14, on May 16, 2016, the Registrant filed with the Commission a registration statement on Form N-14.

Based upon the statutory interpretation and the type of transaction contemplated by the Registrant, the Registrant believes that its filing process is in line with the applicable 1940 Act requirements. The filing of a registration statement on Form N-14 is in line with the plain reading of Section 8 of the 1940 Act and the applicable rules thereunder. As noted above, Section 8(b) and Rule 8b-5 stipulate that, following the filing of Form N-8A, a registration statement shall be filed within a prescribed amount of time. Registered investment companies must file a registration statement on Form N-14 in connection with certain types of business combination transactions. Neither Section 8 nor rules thereunder define registration statement, nor do they suggest that the phrase only applies to certain types of registration statements. Thus, in the absence of either a built-in definition or some reliable indicium that the drafters intended the reference to a registration statement under section 8(b) to apply to only certain types of registration statement, but not others, the phrase, registration statement, should be given its plain meaning. Furthermore, Section 8(b) stipulates that a registration statement filed under Section 8(b) shall contain enumerated information thereunder, and we believe that Form N-14 satisfies the requirements of Section 8(b) and any applicable rules under the 1940 Act.

In addition to the legal requirements, the Registrant believes that its filing process is appropriate and efficient because it avoids unnecessary duplication of effort for both the SEC staff and the Registrant, and the filing includes all of the information pertaining to the proposed Reorganization in one publicly filed document, thus avoiding potential shareholder confusion. Form N-14 requires the inclusion of all of the material information required under Form N-2 and as a result, we believe that filing two substantially similar documents would lead to potential shareholder confusion and duplicative review by the SEC staff.

We submit that this approach is also consistent with the proposed transaction between the Registrant and the Funds. This offering is solely limited to the Reorganization of the Funds and does not involve the sale of shares of the Registrant to any persons other than the shareholders of the Funds. If the Registrant intended to sell additional shares to the public beyond the Reorganization, the use of a separate prospectus filed under the Form N-2 would be appropriate. Those potential investors would not be voting on any proposed Reorganization and the disclosure related to such would not be appropriate or helpful. As noted above, the shareholders of the Funds will receive all the information they need to make their decision about the Reorganization and the Registrant from the information presented in N-14 filing. The Form N-14 was created precisely for the purpose of providing investors with a document that combines a proxy statement that includes the information necessary to determine how to vote on a reorganization and a registration statement relating to the shares of an investment company that investors would be receiving if the reorganization is consummated. We submit that the use of the Form N-14 by the Registrant satisfies both the letter and spirit of the law and provides investors with all the appropriate information needed, and that the law requires, in an appropriate format. Lastly, we note that the proposed Reorganization is unique; more typically, proposed intra-complex combinations involve existing funds and not newly created surviving funds. However, we note other similar transactions that were consummated recently that utilized the same filing process that is currently being used by the Registrant.[1]

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[1] *See* Nuveen Global High Income Fund, Form N-14 8C, (Aug. 11, 2014); Nuveen NASDAQ 100 Dynamic Overwrite Fund, Form N-14 8C, (May 23, 2014); Nuveen Minnesota Municipal Income Fund, Form N-14 8C, (May 16, 2014); Nuveen Dow 30^{sm} Dynamic Overwrite Fund, Form N-14 8C, (Dec. 16, 2014); Diversified Real Asset Income Fund, Form N-14 8C, (May 16, 2014).

PAUL HASTINGS

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number listed above. Thank you.

Very truly yours,

/s/ Vadim Avdeychik

Vadim Avdeychik
for PAUL HASTINGS LLP
cc: Michael R. Rosella